Jennifer Kraus-Florin
Associate General Counsel
Office of General Counsel
Phone:	608.665.7415
Fax:	608.236.6588
E-mail:	Jennifer.kraus@cunamutual.com	CMFG Life Insurance Company

April 20, 2022

VIA ELECTRONIC FILING

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CMFG Life Insurance Company
CMFG Variable Life Insurance Account
File Nos. 333-148419/811-03915

Dear Commissioners:

On behalf of CMFG Life Insurance Company and CMFG Variable Life Insurance Account (the “Account”), we are transmitting for filing Post-Effective Amendment No. 19 (the “Amendment”) to the Account’s Registration on Form N-6 for certain variable life contracts.

The Amendment has been filed pursuant to paragraph (b) of Rule 485 under the 1933 Act primarily for purposes of complying with recent amendments to the SEC’s registration form for variable life contracts, Form N-6, and updating certain financial information and making routine and clarifying changes. As counsel who reviewed the Amendment, I represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).

If you have any questions or comments regarding the Amendment, please call the undersigned at (608) 665-7415.

Sincerely,

/s/Jennifer Kraus-Florin

Jennifer Kraus-Florin

Associate General Counsel

Attachments

On behalf of MEMBERS Life Insurance Company (the “Company”) and MEMBERS Horizon Variable Separate Account (the “Account”), we have transmitted for filing Post-Effective Amendment No. 7 to the Account’s Registration on Form N-4. In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of the Company, we requested the approval of the Securities and Exchange Commission (“SEC”) staff to file a post-effective amendment to the Registration Statement on Form N-4 for the Contracts funded by the Account (File No. 811-23092) (the “Amendment”) under paragraph (b) of Rule 485. The SEC staff approved the request on February 16, 2022.

The Amendment has been filed pursuant to paragraph (b) of Rule 485 under the 1933 Act primarily for purposes of complying with recent amendments to the SEC’s registration form for variable annuity contracts, Form N-4, and updating certain financial information and making routine and clarifying changes. As counsel who reviewed the Amendment, I represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).

Please contact the undersigned at the above number or our counsel, Thomas Bisset, at (202) 383-0118 if you have any questions or comments regarding this letter.